                       [Dawson Production Services LOGO]

                                          August 17, 1998

To Shareholders of Dawson Production Services, Inc.:

     On behalf of the Board of Directors of Dawson Production Services, Inc. (the "Company"), I am pleased to inform you that the Company has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Key Energy Group, Inc. and Midland Acquisition Corp., its wholly-owned subsidiary, pursuant to which Midland Acquisition Corp. today has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock, including the associated Common Stock Purchase Rights, (the "Shares") at $17.50 per share. The Merger Agreement provides that, upon satisfaction of certain conditions, the Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive $17.50 per Share in cash, without interest.

     THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY (A) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS; (B) APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY; AND (C) RESOLVED TO RECOMMEND THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES AND APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED THEREBY.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board of Directors considered the opinion of its financial advisor, Morgan Stanley & Co. Incorporated, that the consideration to be received by the holders of Shares in the Offer and Merger is fair to such holders from a financial point of view.

     In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase dated August 17, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,
                                          /s/ Michael E. Little
                                          Michael E. Little
                                          Chairman, President and Chief
                                          Executive Officer

  112 E. Pecan St., Suite 1000 S San Antonio, TX 78205 S (210) 476-0420 S Fax
                                 (210) 476-0444

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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                        DAWSON PRODUCTION SERVICES, INC.
                           (NAME OF SUBJECT COMPANY)

                        DAWSON PRODUCTION SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                          COMMON STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                  239423-10-6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               MICHAEL E. LITTLE
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        DAWSON PRODUCTION SERVICES, INC.
                        112 E. PECAN STREET, SUITE 1000
                            SAN ANTONIO, TEXAS 78205
                                 (210) 476-0420

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                            ------------------------

                                   COPIES TO:

            J. ROWLAND COOK, ESQ.                          JOSEPH CIALONE, ESQ.
          JENKENS & GILCHRIST, P.C.                        BAKER & BOTTS, L.L.P.
       600 CONGRESS AVENUE, SUITE 2200                     3000 ONE SHELL PLAZA
             AUSTIN, TEXAS 78701                               910 LOUISIANA
               (512) 499-3821                              HOUSTON, TEXAS 77002
                                                              (713) 229-1261

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

ITEM 1.  SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Dawson Production Services, Inc., a Texas corporation (the "Company"), and the address of the principal executive office of the Company is 112 E. Pecan Street, Suite 1000, San Antonio, Texas 78205. The title of the class of equity security to which this statement relates is the Common Stock, par value $0.01 per share of the Company, and the related Common Stock Purchase Rights (together, the "Shares").

ITEM 2.  TENDER OFFER OF THE PURCHASER

     This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 17, 1998 (the "Schedule 14D-1") of Midland Acquisition Corp., a New Jersey corporation (the "Purchaser"), a wholly-owned subsidiary of Key Energy Group, Inc., a Maryland corporation (the "Parent" or "Key"), to purchase for cash all issued and outstanding shares of common stock of the Company at $17.50 per share upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer.") The Schedule 14D-1 states that the principal executive offices of the Purchaser and Parent are located at Two Tower Center, Twentieth Floor, East Brunswick, New Jersey 08816.

     The Offer is made pursuant to an Agreement and Plan of Merger dated August 11, 1998 between the Company, the Purchaser and the Parent, a copy of which is filed as Exhibit 1 hereto. The Merger Agreement provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser shall be merged with and into the Company, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation and a direct wholly owned subsidiary of Parent. The Merger Agreement is described in greater detail in Item 3 of this Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described herein or in the Information Statement attached as Annex A hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and

(i) the Company, its directors, executive officers or affiliates or (ii) the Purchaser or their directors, executive officers or affiliates.

EMPLOYMENT AGREEMENTS AND COMPENSATION ARRANGEMENTS

     Certain contracts, arrangements and understandings between the Company and certain of its directors and executive officers are described in Annex A hereto, which description is incorporated by reference.

EMPLOYMENT AGREEMENTS; AMENDMENTS TO EMPLOYMENT AGREEMENTS

     Little Employment Agreement. The Company and Michael E. Little, Chairman, President and Chief Executive Officer of the Company entered into an employment agreement effective April 1, 1996. Mr. Little and the Company amended this employment agreement effective April 1, 1998. The employment agreement, as amended, provides for a four-year term that will expire on March 31, 2000. Mr. Little's annual base salary is $300,000 for 1997, 1998 and 1999. Mr. Little is eligible for a bonus pursuant to the benefit plan entitled "Compensation Program, Board of Directors Summary," which was approved by the Board of Directors on July 31, 1997. Mr. Little's bonus is capped at 100% of his annual base salary. Prior to a change of control of the Company, (i) if Mr. Little terminates his employment with the Company for cause, or if the Company terminates Mr. Little's employment without cause, Mr. Little will receive two year's base salary as severance, and (ii) if Mr. Little terminates his employment with the Company without cause, or if the Company terminates Mr. Little's employment for cause, Mr. Little will not receive any severance payment. For a period of one year after a change of control of the Company, if Mr. Little terminates his employment with the Company for cause, or if the Company terminates Mr. Little's employment without cause, Mr. Little will receive three year's base salary as severance. For a period of 60 days after a change of control, Mr. Little may terminate his employment with the Company without cause and still receive three years' base salary as severance. If Mr. Little is terminated by the Company for cause at any time, Mr. Little will not receive any severance. On August 10, 1998, Mr. Little and the Company entered into a second amendment to the employment agreement, in which the Company agreed to pay Mr. Little such additional amounts as may be necessary to cover the taxes Mr. Little would have to pay on any "excess parachute payments" he is entitled to receive pursuant to his employment agreement.

     Byerlotzer Employment Agreement. The Company and Jim Byerlotzer, Senior Vice President and Chief Operating Officer of the Company, entered into an employment agreement effective July 1, 1998. The employment agreement provides for a two-year term that will expire on June 30, 2000. Mr. Byerlotzer's annual base salary during the term of the agreement is $150,000. Mr. Byerlotzer is eligible for a discretionary bonus from the Company. Prior to a change of control of the Company, if Mr. Byerlotzer terminates his employment with the Company for cause, or if the Company terminates Mr. Byerlotzer's employment without cause, Mr. Byerlotzer will receive one year's base salary as severance. For a period of one year after a change of control, if the Company terminates Mr. Byerlotzer without cause, Mr. Byerlotzer will receive 18 months' salary as severance. For a period of two years after a change of control, if Mr. Byerlotzer terminates his employment with the Company for cause, he will receive one year's salary as severance. After a change of control, if Mr. Byerlotzer terminates his employment with the Company without cause, or if the Company terminates Mr. Byerlotzer's employment for cause, Mr. Byerlotzer will not receive any severance payment. On August 10, 1998, Mr. Byerlotzer and the Company entered into an amendment to the employment agreement, in which the Company agreed to pay Mr. Byerlotzer such additional amounts as may be necessary to cover the taxes Mr. Byerlotzer would have to pay on any "excess parachute payments" he is entitled to receive pursuant to his employment agreement.

     Stark Employment Agreement. The Company and P. Mark Stark, Chief Financial Officer of the Company, entered into an employment agreement effective April 1, 1998. The employment agreement provides for a two-year term that will expire on March 31, 2000. Mr. Stark's annual base salary is $120,000 for 1998 and $140,000 for 1999. Mr. Stark is eligible for a discretionary bonus from the Company. Prior to a change of control of the Company, if Mr. Stark terminates his employment with the Company for cause, or if the Company terminates Mr. Stark's employment without cause, Mr. Stark will receive one year's base salary as severance. For a period of one year after a change of control, if the Company terminates Mr. Stark without cause, Mr. Stark will receive 18 months' salary as severance. For a period of two years after a change of control, if Mr. Stark terminates his employment with the Company for cause, he will receive one year's salary as severance. After a change of control, if Mr. Stark terminates his employment with the Company without cause, or if the Company terminates Mr. Stark's employment for cause, Mr. Stark will not receive any severance payment. On August 10, 1998, Mr. Stark and the Company entered into an amendment to the employment agreement, in which the Company agreed to pay Mr. Stark such additional amounts as may be necessary to cover the taxes Mr. Stark would have to pay on any "excess parachute payments" he is entitled to receive pursuant to his employment agreement.

     Eustace Employment Agreement. The Company and Joseph Eustace, Vice President of the East Texas/Gulf Coast Region, entered into an employment agreement effective April 1, 1996. The employment agreement provides for a three-year term that will expire on March 31, 1999. Mr. Eustace's annual base salary is $125,000 for the first year, increasing to $132,500 in the second year and to $140,000 in the third year. Mr. Eustace is eligible for a discretionary bonus from the Company. If Mr. Eustace's employment is terminated by the Company without cause, Mr. Eustace will receive one year's salary as severance. If Mr. Eustace's employment is terminated by the Company without cause during the 12-month period following a change of control of the Company, Mr. Eustace will receive 18 months' salary as severance. If Mr. Eustace terminates his employment with the Company for cause within 12 months of a change of control of the Company, Mr. Eustace will receive 12 months' salary as severance. If the Company terminates Mr. Eustace's employment for cause, Mr. Eustace is not entitled to any severance. On August 10, 1998, Mr. Eustace and the Company entered into an amendment to the employment agreement, in which the Company agreed to pay Mr. Eustace such additional amounts as may be necessary to cover the taxes Mr. Eustace would have to pay on any "excess parachute payments" he is entitled to receive pursuant to his employment agreement.

EMPLOYEE SEVERANCE PAY PLAN

     As of August 7, 1998, the Board of Directors adopted an Employee Severance Pay Plan ("Severance Plan"). The Severance Plan provides severance benefits to office employees and salaried employees, as those categories of employees are set forth in the Company's payroll records. The Severance Plan provides severance benefits only if the employee is a full-time employee. The Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer are entitled to receive benefits under the Severance Plan unless they are entitled to severance benefits from the Company through a separate agreement, in which case the separate agreement will control.

     Severance benefits are triggered if an employee is involuntarily terminated by the Company, or its successor, within 18 months after the Company undergoes a Change of Control (as defined in the Severance Plan), except if (a) the employee is terminated with cause, (b) the employee is terminated but is immediately offered a similar or equivalent position, with similar duties and with no decrease in base pay, and which is within commuting distance from the employee's principal residence, or (c) the employee is terminated due to the sale of the Company where the individual is immediately offered a similar or equivalent position, with similar duties and with no decrease in base pay, and which is within commuting distance from the employee's principal residence. The Severance Plan provides for severance benefits of one month's salary for each full year of service, except that the minimum amount of severance benefits which an eligible employee can receive is three months' salary. The Severance Plan cannot be modified by the new management of the Company for 18 months after a Change of Control. The Severance Plan will automatically terminate five years after the effective date of the Severance Plan if there has not been a Change of Control.

DIRECTORS' AND OFFICERS' INDEMNIFICATION

     The Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Bylaws (the "Bylaws") provide that the Company shall indemnify any person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person (a) is or was a director or officer of the Company, or (b) while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent that a corporation may grant indemnification under the Texas Business Corporation Act, as the same exists or as amended. The Articles and Bylaws further provide that this indemnification right is a contract right and as, such, runs to the benefit of any director or officer who is elected and accepts the position of director or officer of the Company or elects to continue to serve as a director or officer of the Company while the applicable indemnification provisions in the Articles and the Bylaws are in effect.

     The Company has entered into indemnification agreements (the "Indemnification Agreements") with each of its directors and officers. The Indemnification Agreements generally provide that if the party to be indemnified (the "Indemnitee") was, is or becomes a party to or witness or other participant in, a claim by reason of (or arising in part out of) an Indemnifiable Event (as defined in the Indemnification Agreements), the Company shall indemnify the Indemnitee to the fullest extent permitted by law as soon as practicable but in not event later than 30 days after written demand is present to the Company, against any and all expenses, judgments, fines, penalties, and amounts paid in settlement of with respect to the relevant claim. A form of the Indemnification Agreements is filed as Exhibit 3 hereto.

CONSULTING AGREEMENTS

     Pursuant to the Merger Agreement, the Company has agreed to use its best efforts to cause Messrs. Little, Byerlotzer and Eustace to enter into definitive consulting agreements with Parent and Purchaser on the terms set forth on the term sheets executed August 11, 1998 between Parent, Purchaser and each of Messrs. Little, Byerlotzer and Eustace, which are filed herewith as Exhibits 14, 15 and 16, respectively. The term sheets provide that, in connection with the Merger, for a period of three years, Messrs. Little, Byerlotzer and Eustace will provide consulting services to Parent and the Purchaser (in the case of Mr. Little, estimated at less than 40 hours per month) for which they will receive annual compensation of $250,000, $100,000 and $75,000, respectively. The term sheets include covenants not to compete in certain businesses and the definitive agreements will include usual and customary terms, including terms relating to confidentiality of information and non-solicitation of employees.

THE MERGER AGREEMENT

     As of August 11, 1998, Parent, the Purchaser and the Company entered into the Merger Agreement, pursuant to which the Purchaser agreed to make the Offer. The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The obligation of the Purchaser to accept for payment and pay for any Shares validly tendered prior to the expiration of the Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares which, together with the Shares owned by Parent or the Purchaser, represents at least a majority of the Shares outstanding on a fully diluted basis and to the satisfaction or waiver of the other conditions described in Annex A to the Merger Agreement. The Merger Agreement provides that the Purchaser may not amend or waive the Minimum Condition, or decrease the Offer Price or the number of Shares sought, or amend any other condition of the Offer in any manner adverse to the holders of Shares without the written consent of the Company. Notwithstanding the foregoing provisions, if on the initial scheduled expiration of the Offer (as it may be extended), all conditions to the Offer shall not have been satisfied or waived, the Offer may be extended from time to time until December 31, 1998. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company.

     Designation of Directors. The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Parent or any of its subsidiaries which represents at least a majority of the outstanding Shares (on a fully diluted basis), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board so that the percentage of Parent's nominees on the Company Board equals the percentage of outstanding Shares beneficially owned by Parent, the Purchaser and their affiliates. The Company shall, upon request by the Purchaser, use its best efforts promptly either to increase the size of the Company Board or, at the Company's election, secure the resignations of incumbent directors, and shall cause Parent's designees to be so elected. Notwithstanding the foregoing, until the effective time of the Merger ("the Effective Time"), the Company will use its reasonable efforts to retain as members of the Company Board at least two directors who were directors of the Company on the date of the Merger Agreement; provided, that, subsequent to the purchase of and payment for Shares pursuant to the Offer, Parent will always have its designees represent at least a majority of the entire Company Board. The Company's obligation to appoint Parent's designees to the Company Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Following the election of Parent's designees to the Company Board, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser, or any waiver of any condition or any of the Company's rights thereunder may be effected only by the action of a majority of the directors of the Company then in office who were directors on the date of the Merger Agreement, which action shall be deemed to constitute the action of the full Company Board; provided, that, if there are no such directors, such actions may be effected by the majority vote of the entire Company Board.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. At Parent's election, the Merger may be restructured so that the Company is merged with or into Parent or any other direct or indirect subsidiary of Parent or so that any direct or indirect subsidiary of Parent other than the Purchaser is merged with and into the Company. At the Effective Time, each issued and outstanding Share (other than Shares owned by Parent, the Purchaser or any other wholly owned Subsidiary of Parent, Shares owned by the Company as treasury stock and Shares held by holders who perfect any available appraisal rights under the Texas Business Corporation Act (the "TBCA")) shall be converted into the right to receive the Offer Price, without interest thereon, and each issued and outstanding share of common stock of the Purchaser shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

     Treatment of Options. The Merger Agreement provides that Parent and the Company will take all actions necessary so that, immediately prior to the Effective Time, the Company shall pay to the holder of each option to purchase Shares, whether or not then vested or exercisable, which has been granted under the Company's stock option plans an amount equal to the product of (A) the excess, if any, of the Offer Price over the per share exercise price thereof and
(B) the number of Shares subject to such option. Each outstanding option will be canceled as of the Effective Time and all plans, programs or arrangements of the Company providing for the issuance or grant of options or other interests in the capital stock of the Company will be terminated.

     Conditions. The respective obligations of each party to effect the Merger are subject to the satisfaction, on or prior to the closing of the Merger, of each of the following conditions: (a) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the holders of Common Stock if required by applicable law and the Company's Articles, in order to consummate the Merger; (b) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any foreign or domestic government or any governmental agency or authority of competent jurisdiction which prohibits the consum-mation of the Merger and all foreign or domestic governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained and shall be in effect at the Effective Time; (c) there shall be no order or injunction of a foreign or United States federal or state court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; and (d) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

     Shareholders' Meeting. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, (i) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and shall use its reasonable efforts to (A) cause a definitive Proxy Statement to be mailed to its shareholders and (B) obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders; and (iii) subject to the fiduciary obligations of the Company Board, the Company shall include in the Proxy Statement the recommendation of the Company Board that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. In the event that Parent, the Purchaser or any other subsidiary of Parent shall acquire at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's shareholders, in accordance with the TBCA and the New Jersey Business Corporation Act.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to, among other things (i) organization and good standing,
(ii) capitalization, (iii) authorization, validity of the Merger Agreement and all required Company action taken with respect to the Offer and the Merger, (iv) required consents or approvals, (v) no material misstatements in filings made with the Commission or financial statements, (vi) absence of material adverse changes, (vii) no undisclosed liabilities, (viii) no misstatements or omissions of a material fact in the Proxy Statement or other filings with the Commission with respect to the Offer and the Merger, (ix) employee benefit plans and ERISA,
(x) litigation, (xi) interim conduct of businesses, (xii) compliance with environmental laws and regulations, (xiii) tax returns and tax liabilities,
(xiv) labor relations, (xv) compliance with all laws, (xvi) insurance, (xvii) material contracts, (xviii) valid title to, or leasehold interests in, all property, (xix) valid title to, or leasehold interests in, all equipment, (xx) all necessary permits and licenses, (xxi) intellectual property, (xxii) receipt of fairness opinion from financial advisor and (xxiii) vote required to approve the Merger. In addition, the Merger Agreement contains representation by Parent and the Purchaser as to, among other things, (i) organization and good standing,
(ii) authorization, validity of the Merger Agreement and all required action taken with respect to the Offer and the Merger, (iii) required consents or approvals, (iv) information in the Proxy Statement, (v) financing the Offer and the Merger and (vi) operations of the Purchaser.

     Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that after the date of the Merger Agreement and prior to the time Parent's designees have been elected to, and constitute a majority of, the Company Board, unless Parent otherwise agrees in writing and except as otherwise contemplated by the Merger Agreement the business of the Company and each of its Subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its Subsidiaries shall use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners. Without limiting the generality of the foregoing, during such period, the Company shall not, and shall not permit any of its Subsidiaries to:

          (a) sell, transfer or pledge any Common Stock, preferred stock of the Company or capital stock of any of its Subsidiaries beneficially owned by it, or split, combine or reclassify the outstanding Common Stock or any outstanding capital stock of any of its Subsidiaries;

          (b) except for those actions contemplated by the Merger Agreement, (i) amend its articles of incorporation or by-laws or similar organizational documents; (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, (iii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or any of its Subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement upon exercise of outstanding Rights pursuant to the Rights Agreement or issuances pursuant to the exercise of stock options outstanding on the date of the Merger Agreement; (iv) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any material indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; or (v) redeem, purchase or otherwise acquire directly or indirectly more than 5,000 shares of its capital stock,

          (c) (i) grant any increase in the compensation payable or to become payable by the Company or any of its Subsidiaries to any of its executive officers or key employees or (A) adopt any new, or (B) amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan agreement or arrangement; or (ii) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries;

          (d) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

          (e) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice;

          (f) (i) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned Subsidiaries of the Company or customary loans or advances to employees in accordance with past practice); or (iv) except for commitments or transactions not in excess of $500,000, enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets);

          (g) change any of the accounting principles used by it unless required by GAAP;

          (h) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, (x) in the ordinary course of business and consistent with past practice, properly reflected or reserved against in, the consolidated financial statements (or the notes thereto) as of and for the fiscal year ended March 31, 1998 of the Company and its consolidated Subsidiaries, (y) incurred since March 31, 1998 in the ordinary course of business and consistent with past practice or (z) which are legally required to be paid, discharged or satisfied (provided that if such claims, liabilities or obligations referred to in this clause (z) are legally required to be paid and are also not otherwise payable in accordance with clauses (x) or (y) above, the Company will notify Parent in writing if such claims, liabilities or obligations exceed, individually or in the aggregate, $500,000 in value, reasonably in advance of their payment) (except for reasonable, documented fees and expenses related to the Merger Agreement and the transactions contemplated thereby);

          (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

          (j) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time; and

          (k) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     Rights Agreement. Pursuant to the Merger Agreement, the Company has agreed that except for the Rights Amendment or amendments approved in writing by Parent or the Purchaser, the Company will not amend the Rights Agreement in any manner and that the Company will not redeem the rights unless such redemption is consented to in writing by Parent prior to such redemption.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that neither it nor any of its Subsidiaries or affiliates shall (and the Company shall use its best efforts to cause its and each of its Subsidiaries' officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, provide any information to, or enter into any agreement with, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any Subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"). The Company has further agreed that it will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, the Company may, directly or indirectly, provide access and furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group if (w) such entity or group has submitted an unsolicited bona fide written proposal to the Company Board relating to any such transaction, (x) such proposal provides for the acquisition for cash and/or publicly traded securities of all of the outstanding Shares, (y) the Company Board determines in good faith, after consultation with its independent financial advisor, that such proposal is financially superior to the Offer and the Merger and fully financed or reasonably capable of being financed, and (z) the Company Board determines in good faith, after consultation with independent legal counsel, that the failure to provide such information or access or to engage in such discussions or negotiations would violate their fiduciary duties to the Company's shareholders under applicable law. A proposal meeting all of the criteria in the preceding sentence is referred to in the Merger Agreement as a "Superior Proposal." Nothing contained in this section of the Merger Agreement shall prohibit the Company or the Company Board from taking and disclosing to the Company's shareholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act. The Company has agreed to immediately notify Parent of any Acquisition Proposal, or if an inquiry is made, will keep Parent fully apprised of all developments with respect to any Acquisition Proposal, will immediately provide to Parent copies of any written materials received by the Company in connection with any Acquisition Proposal, discussion, negotiation or inquiry and the identify of the party making any Acquisition Proposal or inquiry or engaging in such discussion or negotiation. The Company has also agreed to promptly provide to Parent any non-public information concerning the Company provided to any other party which was not previously provided to Parent. The Company has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party. Notwithstanding anything to the contrary contained in the Merger Agreement, except in connection with the valid termination of the Merger Agreement in connection with a Superior Proposal, the Company has agreed that neither the Company Board nor any committee thereof shall (i) withdraw, or modify or change in a manner adverse to Parent or the Purchaser, or propose to withdraw, or propose to modify or change in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Company Board or any such committee thereof of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal.

     Directors' and Officers' Indemnification. The Merger Agreement provides that for six years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its Subsidiaries (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of the Parent or the Surviving Corporation)) in connection with any claim, suit, action, proceeding or investigation that is, in whole or in part, based on or arising out of the fact that such person is or was a director, officer, employee or agent of the Company or its Subsidiaries and arising out of actions or omissions occurring at or prior to the Effective Time, to the fullest extent permitted under Texas law.

     Disposition of Litigation. Under the terms of the Merger Agreement, each party to the Merger Agreement has agreed to a dismissal with prejudice of the Complaint (as defined below) and any and all counterclaims asserted in connection with the Complaint, with each party bearing its own costs and expenses in connection therewith. The Company has also agreed that it will not settle any litigation currently pending, or commenced after the date hereof, against the Company or any of its directors by any shareholder of the Company relating to the Offer or the Merger Agreement, without the prior written consent of Parent.

     Consulting Agreements. Pursuant to the Merger Agreement, the Company has agreed to use its best efforts to cause Mr. Little, Mr. James J. Byerlotzer, Chief Operating Officer of the Company and Mr. Joseph B. Eustace, Vice President of East Texas/Gulf Coast Region of the Company, to enter into definitive consulting agreements with Parent and the Purchaser on the terms set forth in the term sheets executed by Messrs. Little, Byerlotzer and Eustace. The term sheets provide that, in connection with the Merger, for a period of three years, Messrs. Little, Byerlotzer and Eustace will provide consulting services to Parent and the Purchaser (in the case of Mr. Little, estimated at less than 40 hours per month) for which they will receive annual compensation of $250,000, $100,000 and $75,000, respectively. The term sheets include covenants not to compete in certain businesses and the definitive agreements will include usual and customary terms, including terms relating to confidentiality of information and non-solicitation of employees.

     Termination. The Merger Agreement provides that it may be terminated or abandoned at any time prior to the Effective Time, whether before or after shareholder approval thereof:

          (a) by the mutual consent of the Parent Board and the Company Board.

          (b) by either of the Company Board or the Parent Board:

             (i) if Shares shall not have been purchased pursuant to the Offer on or prior to December 31, 1998; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Purchaser to purchase Shares pursuant to the Offer on or prior to such date; or

             (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

          (c) by the Company Board:

             (i) if, prior to the purchase of Shares pursuant to the Offer, the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve and permit the Company to execute a definitive agreement providing for a Superior Proposal; provided that (A) at least five (5) business days prior to terminating the Merger Agreement pursuant to this paragraph the Company has provided Parent with written notice advising Parent that the Company Board has received a Superior Proposal that it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and (B) the Company shall have caused its financial and legal advisors to negotiate in good faith with

        Parent to make such adjustments in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated therein on such adjusted terms; and further provided that simultaneously with any termination of the Merger Agreement pursuant to this paragraph, the Company shall pay to Parent the Termination Fee (as defined below); and further provided that the Company may not terminate the Merger Agreement pursuant to this paragraph if the Company is in material breach of the Merger Agreement; or

             (ii) if, prior to the purchase of Shares pursuant to the Offer, Parent or the Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect; or

             (iii) if Parent or the Purchaser shall have terminated the Offer, or the Offer shall have expired, without Parent or the Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to this paragraph if the Company is in material breach of the Merger Agreement; or

             (iv) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this paragraph if the Company is in material breach of the Merger Agreement.

          (d) by the Parent Board:

             (i) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Parent, the Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, provided that Parent may not terminate this Agreement pursuant to this paragraph if Parent or the Purchaser is in material breach of the Merger Agreement; or

             (ii) if prior to the purchase of Shares pursuant to the Offer, the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Acquisition Proposal or offer, or shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Parent, the Purchaser or their affiliates (or the Company Board resolves to do any of the foregoing); provided that Parent may not terminate the Merger Agreement pursuant to this paragraph if Parent or the Purchaser is in material breach of the Merger Agreement; or

             (iii) if Parent or the Purchaser, as the case may be, shall have terminated the Offer, or the Offer shall have expired without Parent or the Purchaser, as the case may be, purchasing any Shares thereunder, provided that Parent may not terminate the Merger Agreement pursuant to this paragraph if it or the Purchaser has failed to purchase Shares in the Offer in violation of the material terms thereof or hereof.

     Effect of Termination; Termination Fee. The Merger Agreement provides that in the event of the termination of the Merger Agreement written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and the Merger Agreement shall forthwith become null and void, and there shall be no liability on the part of the Parent, the Purchaser or the Company except (A) for fraud or for intentional material breach of the Merger Agreement and (B) as set forth in this paragraph.

     Set forth below are the circumstances under which a Termination Fee (as defined below) is payable under the terms of the Merger Agreement. All references to paragraph numbers refer to the section entitled "Termination" above.

     If (w) the Company Board shall terminate the Merger Agreement pursuant to paragraph (c) (i), (x) the Parent Board shall terminate the Merger Agreement pursuant to paragraph (d) (ii), (y) the Company Board shall terminate the Merger Agreement pursuant to paragraph (b) (i) or paragraph (c) (iii) or the Parent Board shall terminate the Merger Agreement pursuant to paragraph (b) (i) or (d)
(iii) and prior thereto there shall have been publicly announced another Acquisition Proposal or (z) the Parent Board shall terminate the Merger Agreement pursuant to paragraph (d) (i) or (d) (iii) in each case due to a material breach of the Merger Agreement by the Company, then in any such case as described in clause (w), (x), (y) or (z) (each such case of termination being referred to as a "Trigger Event"), the Company shall pay to Parent (not later than one business day after such termination of the Merger Agreement or, in the case of any termination by the Company pursuant to paragraph (c) (i), simultaneously with such termination) an amount equal to $10 million (the "Termination Fee").

     The Merger Agreement provides that upon the termination of the Merger Agreement due to the occurrence of a Trigger Event, the Company agrees that, in addition to the payment of the Termination Fee referred to above, the Company shall promptly reimburse Parent for all actual, documented and reasonable out-of-pocket expenses incurred, or to be incurred by Parent, the Purchaser and their affiliates (including the fees and expenses of legal counsel, accountants, financial advisors, other consultants, financial printers and financing sources) ("Expenses") in connection with the Offer, the Merger and the consummation of the transactions contemplated by the Merger Agreement, in an amount not to exceed $5 million in the aggregate.

     The Merger Agreement also provides that if the Company shall terminate the Merger Agreement pursuant to paragraph (c) (ii), and the Company is not in material breach of the Merger Agreement at the time of such termination, or if the Purchaser fails to fund the purchase of Shares pursuant to the Offer as a result of its failure to secure financing for the Offer and the Merger pursuant to the Financing Commitment and/or the Proposed Bridge Arrangements or otherwise secure financing, Parent shall pay to the Company (not later than one business day after such termination) an amount equal to the Termination Fee, together with an amount not to exceed $5 million as reimbursement to the Company for its actual, documented and reasonable out-of-pocket Expenses.

     Fees and Expenses. Except as set forth above, whether or not the Merger is consummated, the Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

THE CONFIDENTIALITY AGREEMENT

     The following is a summary of certain provisions of the Confidentiality Agreement, dated August 8, 1998 between the Company, Parent and the Purchaser (the "Confidentiality Agreement"). The following summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Confidentiality Agreement, which is filed as
Exhibit 2 hereto and incorporated herein by reference.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, the parties have agreed to keep confidential all nonpublic, confidential or proprietary information furnished to each party relating to the Company or Parent, as the case may be, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely in connection with the evaluation of a possible negotiated transaction between the parties.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

  (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     At a meeting commenced on the evening of August 10, 1998 and reconvened on the morning of August 11, 1998, the Company's Board of Directors (the "Company Board" or the "Board") unanimously (i) determined that the terms of Merger Agreement and the transactions contemplated thereby are fair and in the best interest of the Company's shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend that the Company's shareholders accept the Offer, tender their Shares and approve and adopt the Merger Agreement and the transactions contemplated thereby.

  (B)(1) BACKGROUND OF THE OFFER.

     Since 1993, representatives of the Company and representatives of Parent have periodically engaged in discussions concerning a possible business combination between the Company and Parent.

     In January 1998, W. Philip Marcum, a director of Parent, and Stephen E. McGregor, the Executive Vice President and Chief Financial Officer of Parent met with Michael E. Little, Chairman, President and Chief Executive Officer of the Company in San Antonio, Texas, to discuss possible ways in which Parent and the Company could take advantage of the complementary strengths of their respective businesses, including a merger of the Company and Parent. In late January 1998, Francis D. John, Chairman, President and Chief Executive Officer of Parent and Mr. McGregor met with Mr. Little in Houston to further discuss the possibility of a merger between the two companies. At this meeting, Mr. John explained why he believed that a combination of Parent and the Company would result in significant benefits for both companies. The conversations were general in nature and did not involve price.

     On February 10, 1998, Mr. Little sent a memo to the Company's Board of Directors attaching the information he received in January 1998 from Mr. John and Mr. McGregor and reporting the substance of their conversations. The Company Board met on February 16, 1998 to discuss issues relating to a business combination with Parent.

     On February 24, 1998, Mr. Little sent a letter to Mr. John advising him that the Company Board had decided that a possible business combination with Parent was not in the best interests of the Company's shareholders at that time. Mr. John responded by letter dated March 10, 1998, in which he expressed disappointment with the decision of the Company Board.

     Parent publicly disclosed in a Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on June 15, 1998 its ownership of an aggregate of 820,500 Shares, representing 7.3% of the Shares outstanding based on publicly available information.

     On June 29, 1998, Parent delivered the following letter (the "June 29th Letter") to Mr. Little and the other members of the Company Board:

June 29, 1998

The Board of Directors
of Dawson Production Services, Inc.
112 E. Pecan Street
Suite 1000
San Antonio, Texas 78205

Mr. Michael E. Little and other Board Members:

     Mike, over the past three years you and I with our respective Board members have discussed the significant value that would be created by a combination of Key Energy Group, Inc. ("Key") and Dawson Production Services, Inc. ("Dawson"). Since May of last year we have made three specific proposals to Dawson that we believe would have benefitted both companies' shareholders. Subsequent to our most recent discussions, in January and February of this year, Key has continued to analyze the possible benefits of such a combination. This analysis reconfirms our belief that the companies would be a superb fit. Key/Dawson would be the largest well servicing company in the world, positively staged for future growth, with leading positions in nearly all major domestic producing regions and with great expansion prospects throughout the world. The combination would provide substantial benefits to shareholders, employees and customers of both companies.

     Key and Dawson have each shown significant operating improvements as we have successfully consolidated the well servicing industry. We believe more than ever that a Key/Dawson combination creates real shareholder value; therefore, Key is pleased to submit to you its proposal to acquire, at a cash price of

$16.00 per share, all issued and outstanding shares of common stock of Dawson. This price represents a premium of 62% over the closing price of Dawson's shares on June 12, 1998, the last trading day prior to the date on which Key disclosed its present investment in Dawson.

     While this is an all-cash proposal, we believe that the combined company's equity would be highly attractive, and accordingly we would be willing to consider a stock-for-stock transaction or a mixed stock-and-cash transaction.

     The combination of Key and Dawson would create a stronger, more competitive entity. In addition, a Key/Dawson combination would provide significant operational and financial consolidation benefits and, based on our current analyses and projections, should be accretive within the first year of combined operations.

     Based on extensive conversations with a major commercial bank and a leading investment bank, Key is highly confident that financing would be available to pay for all transaction-related financing requirements, including Dawson's shares and for any necessary refinancing of existing debt.

     This proposal obviously is subject to the negotiation and execution of definitive documentation on mutually satisfactory terms; however, we believe that this could be accomplished quite expeditiously.

     Our interest in Dawson is strong, and, as stated above, we have made a substantial investment in Dawson. As disclosed in our Schedule 13D filed with the SEC on June 15, 1998, Key now owns 820,500 shares of Dawson common stock, representing approximately 7.3% of the shares outstanding based on current publicly available information. Simultaneously with the transmission of this letter, we have issued a public announcement setting forth the text of this letter.

     We believe that Dawson's shareholders will find our proposal extremely attractive and trust that you will give careful consideration to it. Our strong preference is to proceed harmoniously and cooperatively within the framework of a negotiated transaction. To this end, we would welcome the opportunity to meet with you to discuss our proposal at the earliest possible date. We look forward to hearing from you in the near future.

Very truly yours,

/s/ Francis D. John

Francis D. John

     In addition, on June 29, 1998, Parent issued a press release publicly disclosing the June 29th Letter. On July 1, 1998, the Company's management informed the Company Board of its interviews with investment banking firms and its comparison of several firms. Based on management's recommendation, the Company Board approved the hiring of Morgan Stanley & Co. Incorporated ("Morgan Stanley"). On July 7, 1998, the Company issued a press release announcing that it had retained Morgan Stanley to review Parent's proposal to acquire the Company set forth in the June 29th Letter.

     On July 14, 1998, Company Board held an informal briefing in Houston to discuss financial and legal aspects of the Parent's proposal.

     On July 17, 1998, Paul McCollam, a director of the Company, and Kevin Collins, a director of Parent, engaged in a brief conversation in which Mr. McCollam indicated to Mr. Collins that the Company was working diligently with Morgan Stanley.

     On July 20, 1998, Parent sent the following letter to each member of the Company Board (and issued a press release publicly disclosing the same):

July 20, 1998

The Board of Directors
Dawson Production Services, Inc.
112 E. Pecan Street
Suite 1000
San Antonio, TX 78205

Dear Board Members:

     On June 29, 1998 Key Energy Group, Inc. made an all cash proposal to you for the acquisition of Dawson Production Services, Inc. To date, no one from your company has contacted us with respect to the proposal even though three weeks have passed since it was delivered to you. Over the past several weeks, many of your shareholders have contacted Key expressing concern and frustration about Dawson's unresponsiveness. It is our understanding that you too have heard by phone and in writing from many of these Dawson shareholders. Their unanimous view as expressed to Key is that the combination of our companies makes tremendous sense and would be beneficial to all relevant parties, including our respective shareholders, employees and customers.

     In our June 29 letter we noted that our $16 per share proposal represented a premium of more than 60% to Dawson's market value the day prior to the disclosure of Key's investment in your company. Subsequent to our proposal, oilfield service stocks have continued to decline as the outlook for oil and natural gas prices remains uncertain. As a result, and based on a review of comparable service companies, it is reasonable to conclude that Dawson in all likelihood would be trading in the $8 range today if it were not for Key's attractive proposal. Accordingly, Key's proposal now represents a premium of approximately 100% to Dawson's unaffected stock price.

     We are certain that Dawson's Management and Directors want to act in the best interest of the company's shareholders. As I previously mentioned, many of Dawson's shareholders have expressed their desire to see this transaction completed expeditiously. Hopefully, we will hear from you in the very near future with a commitment to proceed forward in good faith. Such constructive action would mitigate the possibility of our proposal being reduced which would have a negative impact on your shareholders' value.

     As you know, we have been and continue to be prepared to meet immediately with representatives of Dawson to discuss our proposal. Given the financing commitment we have in hand from PNC Bank, we believe a definitive agreement between our companies could be achieved in no more than thirty days from the date we initially meet and with no material disruption to our companies' operations. No doubt, a large majority of your shareholders would applaud such an outcome.

Sincerely,

/s/ Francis D. John

Francis D. John
President, Chairman & CEO

     On July 21, 1998, Mr. Little sent the following letter to Mr. John (and the Company issued a press release disclosing the same):

July 21, 1998

Mr. Francis D. John
Chairman, President and Chief Executive Officer
Key Energy Group, Inc.
Two Tower Center, 20th Floor
East Brunswick, NJ 08816

Dear Fran:

     We received this morning your letter dated July 20, 1998. As we said in our press release dated July 7, 1998, we have engaged Morgan Stanley & Co. Incorporated, are reviewing the situation with them, and will respond in due course.

Sincerely,

/s/ Michael E. Little

Michael E. Little

Chairman, President and Chief Executive Officer

cc: Dawson's Board of Directors

     At a meeting of the Company Board on July 30, 1998, representatives of Morgan Stanley made an extensive presentation regarding valuation of the Company and its competitors, the effect of oil and gas prices on the Company's valuation, and various valuation methods. Morgan Stanley also presented an analysis of various strategic alternatives that might be available to maximize shareholder value. The Company Board met again the next day, August 1, 1998 to discuss Parent's proposal and possible alternatives. After extensive discussions, the Board instructed Morgan Stanley to communicate to Key's financial advisors that, although the Company did not find the offer of $16 per Share compelling, it would be open to discussing a possible business combination with Parent at a higher price.

     On August 3, 1998, the Company issued a press release (the "August 3rd Press Release") announcing its earnings for the quarter ended June 30, 1998 and that the Company had signed a letter of intent to acquire Hellums Services II, Inc., Superior Completion Services, Inc., South Texas Disposal, Inc. and Elsik, Inc. (collectively the "HSI Group").

     On August 3, 1998, after the release of the August 3rd Press Release, a representative of Morgan Stanley telephoned a representative of Parent's financial advisor, Bear, Stearns & Co. Inc. ("Bear Stearns"). Morgan Stanley informed Bear Stearns that the Company Board had met on a number of occasions to review Parent's $16 offer and had concluded, after receiving advice from Morgan Stanley, that the Company did not find the $16 offer compelling, but would be open to discussing a possible combination at a higher price.

     On August 4, 1998, the Company held a telephone conference call with industry analysts and other members of the investment community at which the Company reviewed the contents of the August 3rd Press Release and announced the letter of intent with the HSI Group. On the conference call, Mr. Little stated that Parent's proposal was still under review and that the Company had no comment on Parent's offer at that time.

     On August 5, 1998, Parent and the Purchaser issued a press release announcing, among other things, that the Purchaser intended to commence an offer for all outstanding Shares at a price of $14.00 per Share.

     Also on August 5, 1998, the Purchaser filed a complaint against the Company (the "Complaint") in United States District Court for the Western District of Texas, Midland/Odessa Division.

     On August 5, 1998, the Company issued a press release responding to Parent's August 5, 1998 press release and reconfirming the Company's willingness to entertain discussions at a price higher than $16 per Share.

     On August 6 and 7, 1998, Bear Stearns had discussions with Morgan Stanley concerning the possibility of Parent and the Company meeting to discuss a potential negotiated transaction.

     At a meeting of the Company Board on the afternoon of August 7, 1998, representatives of Morgan Stanley reported their discussions with Bear Stearns regarding Purchaser's tender offer, as well as their discussions with other companies regarding possible business combinations. Morgan Stanley reported that Bear Stearns had only a few questions to resolve before proposing an offer price greater than $16 per Share. One issue Bear Stearns was considering was the Company's proposed acquisition of the HSI Group and whether the acquisition would be accretive. The Company Board discussed the possibility of a merger agreement with Purchaser and the terms of such an agreement, including the whether the agreement would include (i) a so-called fiduciary duty out (i.e., a provision allowing the Company Board to pursue an unsolicited third-party offer to acquire the Company on terms more favorable than those contained in the Merger Agreement); (ii) a break-up fee payable by one party to the other under certain conditions; (iii) provisions related to the Parent's financing arrangements and the Company's contractual remedies if such financing were not funded; and (iv) a possible standstill agreement (i.e., a provision that would prevent Parent from pursuing a business combination with the Company for a specific period of time in the event the Merger Agreement was terminated under certain conditions).

     On August 8, 1998, legal counsel for the Company and legal counsel for Parent and the Purchaser negotiated, and the Company, Parent and the Purchaser executed, a confidentiality agreement. Thereafter on August 8, 1998 and August 9, 1998, representatives of Parent, the Company, their respective legal counsel, Bear Stearns and Morgan Stanley met in Houston, Texas to conduct financial due diligence and to further consider and discuss a possible negotiated transaction resulting in the acquisition of the Company by Parent. Following additional conversations, financial due diligence and negotiations, on August 9, 1998 the parties agreed to proceed with negotiation of a definitive agreement. Legal counsel to Parent and the Purchaser then provided an initial draft of the Merger Agreement to the Company and its legal counsel. On August 10, 1998, negotiations were conducted with respect to the Merger Agreement.

     On the evening of August 10, 1998, the Company Board met to consider the Merger Agreement with Purchaser. The Company's management and financial advisors reported their negotiations over the weekend, and the terms of the proposed agreement. The Board concluded that it would not take action on the Merger Agreement until certain issues were resolved satisfactorily and the Board members had an opportunity to review the Merger Agreement. During the night, copies of the Merger Agreement were delivered to the Company's directors for their review and negotiations with respect to outstanding issues were completed. The Company Board reconvened early on the morning of August 11, 1998, and Company's legal counsel extensively reviewed the terms of the Merger Agreement with the Board. Representatives of Morgan Stanley presented their assessment of Purchaser's proposal of $17.50 per Share and the Company's other alternatives, and gave the Board Morgan Stanley's verbal opinion (with a commitment that it would be promptly confirmed in its written opinion) that the Merger Agreement was fair from a financial point of view to the holders of the Company's Shares (other than Parent and its affiliates). After extensive discussion of the terms of the Merger Agreement and the Company's other alternatives, the Company Board unanimously approved the Merger Agreement. The written opinion of Morgan Stanley is set forth in full as Annex B. Shareholders of the Company are urged to read that opinion in its entirety.

     Following the approval of the Company Board, on August 11, 1998, Parent, the Purchaser and the Company executed and delivered the Merger Agreement and issued a press release announcing the execution of the Merger Agreement and the transactions contemplated thereby.

     On August 17, 1998, the Purchaser and Parent commenced the Offer.

  (2) REASONS FOR RECOMMENDATION.

     In making the determinations and recommendations set forth in subparagraph
(a) above, the Board considered a number of factors, including the following:

          (i) the amount of consideration to be received by the Company's shareholders in the Offer and the Merger;

          (ii) the historical trading prices for the Shares;

          (iii) the prospects for the Company if the Company were to remain independent and the risks inherent in remaining independent, including the fact that the Company is in a cyclical industry, that oil and gas prices are at a 12-year low and that the Company is in an industry that is consolidating;

          (iv) that the Merger Agreement provides for a prompt cash tender offer for all Shares, to be followed by a merger for the same consideration, thereby enabling the Company's shareholders to obtain the benefits of the transaction at the earliest possible time;

          (v) the Board's view regarding the likelihood of a superior offer from a third party;

          (vi) the extensive negotiations between the Company and Parent and their respective financial advisors, leading to the Board's belief that $17.50 per Share represented the highest price per Share that could be negotiated with Parent;

          (vii) the Company's discussions with other companies regarding potential business combinations;

          (viii) possible alternatives to the Merger;

          (ix) the presentation of Morgan Stanley at the Board's meeting on July 30, 1998, and the verbal opinion of Morgan Stanley (subsequently submitted in writing) to the Company Board that, as of August 11, 1998, the consideration of the Company's shareholders would receive pursuant to the Offer and the Merger is fair to the Company's shareholders (excluding Purchaser, Parent and their affiliates) from a financial point of view;

          (x) Parent's financial condition and ability to cause Purchaser to meet its obligations under the Merger Agreement;

          (xi) that the $17.50 per Share tender offer price represents an approximately 36% premium over the closing price of $12.875 for the Shares on the New York Stock Exchange on August 10, 1998, the last trading day before the public announcement of the Merger Agreement; a 25% premium over the Purchaser's previously announced offer of $14 per Share; and a 62% premium over the closing price of the Shares on June 12, 1998, the last trading day prior to the Parent's public disclosure of its investment in the Company.

     The information and factors described above are not intended to be exhaustive. Furthermore, the Board did not assign relative weights to the factors listed above or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as based on all information it received and considered. Different members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company and Morgan Stanley entered into a letter agreement dated July 3, 1998 pursuant to which the Company engaged Morgan Stanley to act as financial advisor to the Company in connection with the Purchaser's proposal, including the Offer. In connection with this agreement, the Company has paid Morgan Stanley an initial fee of $250,000. Additionally, if the Offer does not result in an acquisition of 50% or more of the voting stock of the Company or a change in the majority of the Company's board of directors, the Company has agreed to pay Morgan Stanley a fee of $4,000,000, against which any prior fee payments will be credited. If the Offer results in an acquisition of a majority of the voting stock of the Company by the Purchaser or another third party, or in a change in the majority of the Company's board of directors, Morgan Stanley will receive a fee equal to 1.25% of the value of the Company, against which all prior fees will be credited. Morgan Stanley's out-of-pocket expenses are included in its advisory fees; however, the Company has agreed to reimburse Morgan Stanley for the fees of any outside counsel or other professional advisors it may engage. In addition, the Company has agreed to indemnify Morgan Stanley against certain liabilities incurred in connection with this engagement.

     The Company also has retained Corporate Investor Communications, Inc., Sard Verbennin & Co. and Easterly Investor Relations to assist the Company with communications with shareholders. The Company will pay Corporate Investors Communications, Inc., Sard Verbennin & Co. and Easterly Investor Relations reasonable and customary compensation for their services, reimburse them for their reasonable out-of-pocket expenses and provide customary indemnities.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the Company's knowledge, the only transactions in the Shares effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries were as follows:

          During the past 60 days, the Compensation Committee of the Board of Directors approved Director Ward Greenwood's pledge of options to acquire 17,200 shares of the Company's Common Stock to secure a loan with Guaranty Federal Bank FSB in Austin, Texas.

          During the past 60 days, the Company completed a listing on the New York Stock Exchange of 11,202,965 shares of its common stock, $0.01 par value per share (the "Common Stock") issued and outstanding, and 2,357,286 shares of its Common Stock reserved for issuance.

          On July 17, 1998, Michael E. Little, Chief Executive Officer of the Company, purchased 1,000 shares of the Company's common stock, representing the first trade in the Company's shares on the New York Stock Exchange.

     (b) To the Company's knowledge, all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender, pursuant to the Offer, all shares of Common Stock which are held of record or beneficially owned by such persons (other than shares, if any, which if tendered would cause such persons to incur liability under the provisions of Section 16 of the Securities Exchange Act of 1934), subject to and consistent with any fiduciary obligations of such persons. To address the Section 16 issues that would be presented with respect to any shares tendered pursuant to the Offer by persons subject to Section 16, the Merger Agreement permits the Company to repurchase up to 5,000 Shares.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer which relate to or would result in
(i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

INFORMATION STATEMENT

     The Information Statement attached hereto as Annex A is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed by the Board of Directors of the Company other than at a meeting of the Company's shareholders.

SENIOR NOTES

     In accordance with the terms of the Indenture dated February 20, 1997 between the Company and U. S. Trust Company of Texas, N. A., as trustee (the "Trustee"), with respect to the Company's 9 3/8% Senior Notes due 2007 (the "Senior Notes"), within 30 days following a Change of Control (as defined in the Indenture), the Company must send written notice to each holder of the Senior Notes (i) describing the Change of Control transaction and (ii) offering to repurchase the Senior Notes at a purchase price in cash equal to 101% of the principal amount of such Senior Notes, plus accrued and unpaid interest thereon to the date of purchase. The closing of the Offer in accordance with the terms set forth in the Merger Agreement would constitute a Change in Control under the Indenture.

FROST BANK LOAN AGREEMENT

     A Credit Agreement is in effect between the Company and The Frost National Bank ("Frost Bank") dated February 20, 1997, relating to a $50.0 million working capital revolving facility (the "Frost Facility"). As of the date hereof, the Company has not drawn any amounts under the Frost Facility, other than $1.8 million used to secure letters of credit issued by Frost Bank and provided by the Company to certain of its workers' compensation insurance carriers. Certain provisions of the Credit Agreement would require the consent of Frost Bank in connection with the change of control and merger contemplated by the Merger Agreement. The Company proposes to negotiate with Frost Bank with a view of obtaining their consent or of terminating the Frost Facility.

AMENDMENT TO RIGHTS AGREEMENT

     On August 11, 1998, the Company's Board of Directors amended the Rights Agreement (the "Rights Amendment") (i) to prevent the Merger Agreement or the consummation of any of the transactions contemplated thereby, including but not limited to the announcement of the Offer and the consummation of the Offer and the Merger, from resulting in the distribution of separate rights certificates or the occurrence of a Distribution Date, Shares Acquisition Date, Flip-In Event or Triggering Event (each as defined in the Rights Agreement) and (ii) to provide that neither Parent nor Purchaser nor their affiliates shall be deemed an Acquiring Person (as defined in the Rights Agreement) by reason of the transactions provided for in the Merger Agreement. Thus, the Rights Amendment renders the Rights inoperative with respect to the acquisition of any Shares by Parent, Purchaser or any of their affiliates pursuant to the Merger Agreement. As a result of the Rights Amendment, the Rights will not be exercisable upon or at any time after the acceptance for payment of Shares pursuant to the Offer.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger dated August 11, 1998 between the Company, Purchaser and Parent.
Exhibit 2   Confidentiality Agreement dated August 8, 1998 between the
            Company, Purchaser and Parent.
Exhibit 3 Form of Indemnification Agreement and provisions regarding indemnification of directors and officers from the Company's
            Articles of Incorporation and Bylaws.
Exhibit 4 Employment Agreement effective as of April 1, 1998 between the Company and Michael E. Little.
Exhibit 5 Amendment No. 1 to Employment Agreement between the Company and Michael E. Little.
Exhibit 6 Amendment No. 2 to Employment Agreement between the Company and Michael E. Little.
Exhibit 7 Employment Agreement effective as of April 1, 1996 between the Company and Joseph Eustace.
Exhibit 8 Amendment No. 1 to Employment Agreement between the Company and Joseph Eustace.
Exhibit 9 Employment Agreement effective as of April 1, 1998 between the Company and Jim Byerlotzer.
Exhibit 10 Amendment No. 1 to Employment Agreement between the Company and Jim Byerlotzer.
Exhibit 11  Employment Agreement effective April 1, 1996 between the
            Company and P. Mark Stark.
Exhibit 12 Amendment No. 1 to Employment Agreement between the Company and P. Mark Stark.
Exhibit 13  Employee Severance Pay Plan.
Exhibit 14 Consulting Agreement Term Sheet dated August 11, 1998 between Parent, Purchaser and Michael E. Little.
Exhibit 15 Consulting Agreement Term Sheet dated August 11, 1998 between Parent, Purchaser and James J. Byerlotzer.
Exhibit 16 Consulting Agreement Term Sheet dated August 11, 1998 between Parent, Purchaser and Joseph E. Eustace.
Exhibit 17  Opinion of Morgan Stanley dated August 11, 1998.*
Exhibit 18  Letter to Shareholders of the Company dated August 17,
            1998.*

* Included in copies of the Schedule 14D-9 mailed to the Company's Shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DAWSON PRODUCTION SERVICES, INC.

                                          /s/ MICHAEL E. LITTLE

                                          By: Michael E. Little
                                            Chairman, President and Chief
                                              Executive Officer

Dated: August 17, 1998

                                    ANNEX A

                        DAWSON PRODUCTION SERVICES, INC.
                       112 EAST PECAN STREET, SUITE 1000
                            SAN ANTONIO, TEXAS 78205
--------------------------------------------------------------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about August 17, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") to the holders of shares ("Shares") of common stock, $0.01 par value (the "Common Stock"), of Dawson Production Services, Inc., a Texas corporation ("Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of person designated by Midland Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Key Energy Group, Inc. ("Parent"), to the board of directors of the Company ("Company Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated August 11, 1998 ("Merger Agreement") by and among Parent, Purchaser, and the Company.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

     Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer to acquire all of the Shares ("Offer"). The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, September 14, 1998, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a shareholder vote, if required, and subject to certain other conditions, the Purchaser will be merged with and into the Company ("Merger"). A detailed description of the Merger Agreement is set forth in Item 3, "The Merger Agreement," of the Company's Schedule 14D-9 delivered to holders of Shares concurrent herewith.

     The information contained in this Information Statement concerning Purchaser has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                     GENERAL INFORMATION ABOUT THE COMPANY

GENERAL

     The Common Stock is the only class of voting securities of the Company outstanding. Each Share entitles its record holder to one vote. As of August 11, 1998, there were 11,202,965 issued and outstanding shares of the Company's Common Stock.

THE COMPANY'S BOARD OF DIRECTORS AS AFFECTED BY THE MERGER AGREEMENT

     If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding. The Company has further agreed, upon the request of Parent, to promptly take all actions necessary to cause Parent's designees to be so elected, including, if necessary, increasing the size of the Company Board (to the extent permitted by the Company's Articles of Incorporation and Bylaws) and seeking the resignations of one or more existing directors, provided, however, that prior to the effective time of the Merger, the Company shall use reasonable efforts to retain at least two members of the Board who are members of the Company Board on the date of the Merger Agreement.

     Parent has informed the Company that Parent will choose Parent's designees from the list of persons set forth in the following table. With respect to the Parent's designees, the following table, prepared from information furnished to the Company by Parent, sets forth the name, age, present principal occupation or employment and five-year employment history for each of the persons who may be designated by Parent as Parent's designees. Each of Parent's designees is a United States citizen. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with the Parent. If necessary, the Parent may choose additional or other Parent's designees, subject to the requirements of Rule 14f-1. Unless otherwise indicated below, the business address of each person is Two Tower Center, 20th Floor, East Brunswick, New Jersey 08816.

       NAME         AGE                                 POSITION
       ----         ---                                 --------
Francis D. John     44        Chairman of the Board since August 1996 and Chief Executive
                              Officer and President since October 1989; Chief Financial
                              Officer from October 1989 through July 1997; Director of the
                              Purchaser.
Stephen E.          49        Executive Vice President and Chief Financial Officer since
  McGregor                    July 1997; Senior Advisor to BT Wolfensohn from July 1995 to
                              July 1997; President and Member of Pacific Century Group
                              L.L.C. from September 1993 to July 1995; President and Chief
                              Executive Officer of the Purchaser.
Danny R. Evatt      39        Vice President and Chief Accounting Officer since July 1995 and Treasurer since July 1990.
Kenneth V. Huseman  46        Executive Vice President since March 1996 and Chief
                              Operating Officer since August 1996; Mid-Continent Regional
                              President of WellTech, Inc. from August 1994 to March 1996 and Vice President and Mid-Continent Regional Manager of
                              WellTech, Inc. from April 1993 to August 1994; Vice
                              President and Treasurer of the Purchaser.
Morton Wolkowitz    70        Private investor since 1989; Director of Parent.

     Parent has advised the Company that to the best knowledge of the Parent, none of the Parent's designees is currently a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of Parent's designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any or its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission ("SEC"), except as may be disclosed in the Offer. None of the Parent's designees have any family relationship with any director or executive officer of the Company.

     Parent has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under
Item 401(f) of Regulation S-K promulgated by the SEC.

     It is expected that the Parent's designees may assume office at any time following the purchase by Parent of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than September 15, 1998, and that, upon assuming office, Parent's designees will thereafter constitute at least a majority of the Company Board.

                        DIRECTORS AND EXECUTIVE OFFICERS

THE CURRENT MEMBERS OF THE BOARD

     The names of the current directors, their ages as of August 15, 1998, and certain other information about them are set forth below. Some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

                   NAME                         AGE                        POSITION
                   ----                         ---                        --------
Michael E. Little(1)......................                Chairman of the Board, President and Chief
                                                43        Executive Officer
Russell Banks(1)..........................      78        Director
J. Michael Bell(2)........................      59        Director
Wm. Ward Greenwood(1)(3)..................      45        Director
Douglas D. Lewis(2).......................      52        Director
Paul E. McCollam(2).......................      53        Director
Stephen E. Oakes..........................      48        Director
Lawrence C. Petrucci(3)...................      39        Director

---------------
(1) Member of the Nominations Committee

(2) Member of the Compensation Committee

(3) Member of the Audit Committee

     Michael E. Little has been President, Chief Executive Officer and a director of the Company since 1982 and Chairman of the Board since 1983. From 1980 to 1982, he was Vice President of Cambern Engineering, Inc., a company that provided drilling and completion consulting services in the Texas Gulf Coast area. From 1976 to 1980, he was employed by Chevron USA as a drilling foreman in Midland, Texas and as a drilling engineer in New Orleans, Louisiana. Mr. Little received his Bachelor of Science degree in Petroleum Engineering in 1978 from Texas Tech University.

     Russell Banks has been a director of the Company since April 1996. From 1962 to 1995, Mr. Banks was president and chief executive officer of Grow Group, Inc., which was a New York Stock Exchange company that produced coatings, paints and household products. Since 1995, Mr. Banks has been a principal of Russell Banks & Co., Ltd., a financial consulting firm. Mr. Banks is also on the board of directors of GVC Venture Corporation. Mr. Banks is a past president of the National Paint and Coatings Association, has served on the executive committee of the board of directors of the American Management Association and is currently on its general management council.

     J. Michael Bell has been a director of the Company since 1982. For more than the past five years, he has served as the president of Southwest Venture Management Company, a firm that provides investment management and advisory services to three venture capital funds. Mr. Bell also serves as the managing general partner of each of these funds, one of which is HixVen Partners, a shareholder of the Company.

     Wm. Ward Greenwood has been a director of the Company since 1983. Mr. Greenwood served as Chief Financial Officer of the Company from December 1994 through December 1995. Since 1990, Mr. Greenwood has been the president and sole shareholder of Nueces Ventures, Inc. ("Nueces"), a firm that provides financial consulting services with respect to acquisitions and capital formation. Since October 1995, he has also served as a principal of First Capital Group of Texas II, L.P., a private equity fund. Since 1982, Mr. Greenwood has provided financial consulting services to the Company, most recently through Nueces. See "Certain Relationships and Related Transactions."

     Douglas D. Lewis has been a director of the Company since 1982. Since 1972, Mr. Lewis has been in the real estate construction, development and management business, most recently as principal of Vanguard Development, Inc., which he formed in 1987.

     Paul E. McCollam has been a director of the Company since 1991. Since 1985, he has been a managing director of Resource Investors Management Company Limited Partnership, a full service investment management company specializing in the energy industry, and the general partner of the RIMCO Parties. Mr. McCollam serves as a director of the Company pursuant to the Voting Agreement described below. See "Agreements Relating to Directors."

     Stephen F. Oakes has been a director of the Company since 1994. From 1989 to 1992, he served as managing director of Robert Fleming, Inc., an investment banking company. He has been associated with Resource Investors Management Company Limited Partnership, a full service investment management company specializing in the energy industry, and the general partner of RIMCO Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III and RIMCO Partners, L.P. IV (the "RIMCO Parties"), since 1992, serving as managing director since 1993. Mr Oakes is also a director of Universal Seismic Associates, Inc., a publicly traded company. Mr. Oakes serves as a director of the Company pursuant to the Voting Agreement described below. See "Agreements Relating to Directors."

     Lawrence C. Petrucci has been a director of the Company since 1996. Since June 1997, Mr. Petrucci has served as an Associate Director of Scotia Capital Markets (U.S.A.), Inc., an investment banking and financial advisory service. From 1991 to 1997, Mr. Petrucci served as vice president of First Albany Corporation, a provider of investment banking, financial advisory and brokerage services. From April 1990 through June 1991, Mr. Petrucci was a portfolio manager with Westinghouse Credit Corporation, a financial services company.

     There are no family relationships among any of the directors or executive officers of the Company.

AGREEMENTS RELATING TO DIRECTORS

     An Agreement Regarding Election of Directors dated as of November 21, 1996 (the "Voting Agreement"), provides that the Company will use its best efforts to cause the election of two persons reasonably acceptable to the Company designated by the RIMCO Parties to the Company's Board of Directors as long as the RIMCO Parties own at least 10% of the issued and outstanding shares of Common Stock, on a fully diluted basis. In addition, as long as the RIMCO Parties own less than 10% but 5% or more of the issued and outstanding shares of Common Stock, the Company is required to use its best efforts to elect one person reasonably acceptable to the Company designated by the RIMCO Parties to the Company's Board of Directors. Messrs. McCollam and Oakes currently serve as directors pursuant to these provisions.

INFORMATION CONCERNING THE BOARD

     The Board of Directors met eight times in the twelve months ended March 31, 1998. During such twelve-month period, each incumbent director of the Company attended 75% or more of the aggregate number of (a) meetings of the Board of Directors held during his tenure, and (b) meetings held by committees of the Board of Directors on which he served.

     The Board of Directors has established standing Audit, Compensation, and Nomination Committees.

     Audit Committee. The Audit Committee annually recommends to the Board of Directors the appointment of independent certified public accountants as auditors for the Company, discusses and reviews the fees for the prospective annual audit, reviews the results with the auditors, reviews the Company's compliance with its existing accounting and financial policies, reviews the adequacy of the financial organization of the Company and considers comments by auditors regarding internal controls and accounting procedures and management's response to those comments. Messrs. Petrucci and Greenwood currently serve on the Audit Committee. Mr. Greenwood serves as chair of the committee. One vacancy exists on this Committee. This Committee met four times during the fiscal year ended March 31, 1998.

     Compensation Committee. The Compensation Committee reviews and makes recommendations to the Board of Directors regarding salaries, compensation and benefits of executive officers and employees of the Company and administers the Company's 1995 Incentive Plan. The Compensation Committee currently consists of Messrs. Bell, Lewis and McCollam. Mr. McCollam serves as chair of the committee. This Committee met four times during fiscal year ended March 31, 1998.

     Nominations Committee. The Nominations Committee is responsible for recommending to the Board of Directors those persons who will be nominated as the Board of Directors' nominees for positions on the Board of Directors. The Nominations Committee is comprised of Messrs. Little, Greenwood and Banks. Mr. Greenwood serves as chair of the committee. The Nominations Committee met once during the fiscal year ended March 31, 1998. The Nominations Committee will consider nominations made by shareholders.

COMPENSATION OF DIRECTORS

     Pursuant to the Company's director compensation plan, effective September 11, 1997, each director receives (i) an annual retainer of $10,000 earned at $2,500 per calendar quarter; (ii) Board meeting fees of $2,500 per meeting attended in person ($500 for meetings attended via teleconference), to a maximum of $10,000 per fiscal year; (iii) Committee meeting fees of $1,000 per meeting ($1,200 for the Committee Chair), to a maximum of $4,000 per fiscal year (or $4,800 for the Committee Chair); (iv) annual stock option awards on April 1 of each year, beginning April 1, 1998, for 5,000 shares of the Company's Common Stock at the then fair market value, vesting upon termination of service as a director of the Company, with a five-year term following vesting; and (v) the reimbursement of reasonable travel expenses incurred in attending meetings of the Board of Directors.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to each executive officer of the Company.

                NAME                        AGE                           POSITION
                ----                        ---                           --------
James Byerlotzer.....................       52        Senior Vice President and Chief Operating Officer
P. Mark Stark........................       43        Chief Financial Officer
Joseph B. Eustace....................       43        Vice President of East Texas/Gulf Coast Region
Michael R. Furrow....................       51        Vice President of Permian Basin Region
Jim D. Flynt.........................       53        Vice President of California Region

     Officers are elected annually by the Board of Directors and serve until their successors are chosen or until their resignation or removal.

     James Byerlotzer was appointed Senior Vice President and Chief Operating Officer of the Company on or about April 3, 1997. Mr. Byerlotzer was employed by the Company on February 20, 1997 upon the closing of the acquisition by the Company of a transaction (the "Pride Acquisition") in which it acquired all of the domestic onshore operations of Pride Petroleum Services, Inc., a Louisiana corporation ("Pride"). From 1981 until his employment with the Company, Mr. Byerlotzer was employed by Pride. Beginning in February 1996, Mr. Byerlotzer served as the Vice President Domestic Operations of Pride. Prior to that time, he served as Pride's Vice President -- Central Area and in various other operating positions.

     P. Mark Stark has served as Chief Financial Officer of the Company since January 1996. From 1991 through 1995, he was chief financial officer of the Y.O. Ranch and family holdings of the Schreiner family which has interests in agribusiness, tourism, lodging and retail and real estate development. From 1979 through 1991, Mr. Stark was employed by Shelton Ranch Corporation and its successor, Texas Hill Country Orchards, LLP, serving as chief financial officer from 1984 through 1991. His duties with Shelton Ranch Corporation included serving as treasurer of Shelton Energy Resources, Ltd., an oil and gas exploration and production partnership among Shelton Ranch Corporation, Prudential Insurance Company of America and Shell Oil Company. Mr. Stark received his Bachelor of Business Administration degree in Finance from the University of Texas in 1977, and his Master of Business Administration degree in 1978 from Southern Methodist University.

     Joseph B. Eustace was appointed Vice President of East Texas/Gulf Coast Region in April 1997. From March 1983 until the Pride Acquisition in February 1997, he served as Vice President of Operations and Chief Operating Officer of the Company. From June 1981 to March 1982, he served as assistant manager of ServRigs, Inc., the Company's largest competitor at the time. Mr. Eustace received his Bachelor of Arts degree in Agribusiness in 1978 from Texas Tech University.

     Michael R. Furrow was appointed Vice President of Permian Basin Region in April 1997. He was employed by the Company in February 1997 upon the closing of the Pride Acquisition. Mr. Furrow joined Pride Petroleum Services, Inc. in February, 1990 where he held the positions of Vice President and area manager in locations such as Alice, Texas and Bakersfield, California. He has served in his capacity as a regional manager over the Permian Basin region since January 1996. Prior to his employment with Pride, Mr. Furrow worked for Harkins & Company for six years and with Shell Oil Company for 15 years. Pursuant to the provisions of the Pride Agreement, the Company has agreed that, if it terminates certain former employees of Pride, including Mr. Furrow, without cause prior to August 1998, the Company shall pay such employee an amount which is equal to the product of one month's current salary at the time of termination, times such employee's number of full years of service for Pride.

     Jim D. Flynt was appointed Vice President of California Region in April 1997. He was employed by the Company in February 1997 upon the closing of the Pride Acquisition. Mr. Flynt joined Pride Petroleum Services, Inc. in January, 1996 as the Vice President and area manager for the Western Area which is the California Region for Dawson. Prior to his employment with Pride, Mr. Flynt worked for California Production Service for over 19 years, 12 of which were in the capacity of Vice President of Operations. Pursuant to the provisions of the Pride Agreement, the Company has agreed that, if it terminates certain former employees of Pride, including Mr. Flynt, without cause prior to August 1998, the Company shall pay such employee an amount which is equal to the product of one month's current salary at the time of termination, times such employee's number of full years of service for Pride.

EXECUTIVE COMPENSATION

     The following table sets forth certain information for the fiscal years ended March 31, 1998, 1997 and 1996, with respect to the Chief Executive Officer (Mr. Little), the Chief Operating Officer (Mr. Byerlotzer), the Vice President of East Texas/Gulf Coast Region (Mr. Eustace), the Vice President of the California Region (Mr. Flynt) and the Vice President of the Permian Basin (Mr. Furrow) (collectively, the "Named

Executive Officers"). There were no other executive officers of the Company who received annual compensation (including salary and bonuses earned) which exceeded $100,000 during fiscal year 1998.

                                                      ANNUAL COMPENSATION(1)     LONG-TERM COMPENSATION
                                                      -----------------------   -------------------------
                                                                                SECURITIES
                     FISCAL         PRINCIPAL                                   UNDERLYING    ALL OTHER
       NAME           YEAR           POSITION           SALARY      BONUS(2)     OPTIONS     COMPENSATION
       ----          ------         ---------         ----------   ----------   ----------   ------------
Michael E.
  Little...........   1998    Chairman of the Board,   $264,423     $163,489(3)   30,000          --
                      1997    President and Chief      $174,038     $175,000      87,380          --
                      1996    Executive Officer        $150,000     $ 50,000      51,600          --

James Byerlotzer...   1998    Chief Operating          $166,519(4)  $ 59,265      12,429          --
                      1997    Officer                  $ 22,749           --          --          --
                      1996                                   --           --          --          --
Joseph B.
  Eustace..........   1998    Vice President of East   $132,212     $ 33,398(3)    7,125          --
                      1997    Texas/Gulf Coast         $124,000     $ 80,000      63,520          --
                      1996    Region                   $ 96,200     $ 20,000      17,200          --

Jim D. Flynt.......   1998    Vice President of        $120,000(4)  $ 30,802       6,964          --
                      1997    California Region        $ 20,577           --          --          --
                      1996                                   --           --          --          --
Michael R.
  Furrow...........   1998    Vice President of        $112,568(4)  $ 45,698       6,429          --
                      1997    Permian Basin Region     $ 18,849           --          --          --
                      1996                                   --           --          --          --

---------------
(1) The value of perquisites and personal benefits are excluded because the aggregate amount thereof did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each Named Executive Officer.

(2) Bonuses are awarded annually in the discretion of the Compensation Committee with respect to performance in the fiscal year indicated; the amount of the bonuses is determined and the bonuses are paid in the following fiscal year.

(3) In the fiscal year ended March 31, 1996, in addition to standard bonuses, the Board of Directors declared special bonuses in the amount of $241,000 for Mr. Little and $24,000 for Mr. Eustace, each of whom exercised non-statutory stock options and incurred federal income tax liability in connection with such exercises.

(4) Employment commenced February 1, 1997.

STOCK OPTION GRANTS IN FISCAL 1998

     The following table shows information concerning individual grants of stock options during fiscal year 1998 to the Named Executive Officers.

                                                                                      POTENTIAL REALIZABLE VALUE
                                                                                        AT ASSUMED ANNUAL RATES
                                                                                            OF STOCK PRICE
                                                 % OF TOTAL                                APPRECIATION FOR
                             NO. OF SECURITIES    OPTIONS                                     OPTION TERM
                                UNDERLYING       GRANTED TO   EXERCISE   EXPIRATION   ---------------------------
           NAME               OPTIONS GRANTED    EMPLOYEES     PRICE        DATE          5%              10%
           ----              -----------------   ----------   --------   ----------       --              ---
Michael E. Little..........       30,000            34.7%      $17.25     6/30/07      $325,453         $824,762
James Byerlotzer...........       12,429            14.4%      $17.25     6/30/07      $134,835         $341,699
Joseph B. Eustace..........        7,125             8.2%      $17.25     6/30/07      $ 77,295         $195,881
Jim D. Flynt...............        6,964             8.0%      $17.25     6/30/07      $ 75,548         $191,455
Michael R. Furrow..........        6,429             7.4%      $17.25     6/30/07      $ 69,745         $176,746

STOCK OPTION EXERCISES AND HOLDINGS

     The following table sets forth information concerning the exercise of stock options during the fiscal year ended March 31, 1998, and the number and value of unexercised stock options held as of the end of the fiscal year ended March 31, 1998 by the Named Executive Officer.

                                                                 AT MARCH 31, 1998
                                      -----------------------------------------------------------------------
                                                     NUMBER OF UNEXERCISED          VALUE OF IN-THE-MONEY
                                                            OPTIONS                        OPTIONS
                                       OPTIONS    ---------------------------   -----------------------------
                NAME                  EXERCISED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE*   UNEXERCISABLE*
                ----                  ---------   -----------   -------------   ------------   --------------
Michael E. Little...................      0         151,052        82,428        $1,907,032       $661,904
James Byerlotzer....................      0               0        12,429        $        0       $      0
Joseph B. Eustace...................      0          64,108        45,237        $  809,364       $481,164
Jim D. Flynt........................      0               0         6,964        $        0       $      0
Michael R. Furrow...................      0               0         6,429        $        0       $      0

---------------
* Based on closing price of $12.625 on March 31, 1998.

ACCELERATION OF OPTION VESTING UNDER MERGER AGREEMENT

     Under the Merger Agreement, vesting of all of the Company's outstanding options will be accelerated immediately prior to the effectiveness of the Merger, and the Company will pay in cash the net value reflected by each such option (comparing the exercise price thereof with the Offer Price of $17.50) to each option holder in cancellation of the option.

EMPLOYMENT AGREEMENTS

     Little Employment Agreement. The Company and Michael E. Little, Chairman, President and Chief Executive Officer of the Company entered into an employment agreement effective April 1, 1996. Mr. Little and the Company amended this employment agreement effective April 1, 1998. The employment agreement, as amended, provides for a four-year term that will expire on March 31, 2000. Mr. Little's annual base salary is $300,000 for 1997, 1998 and 1999. Mr. Little is eligible for a bonus pursuant to the benefit plan entitled "Compensation Program, Board of Directors Summary," which was approved by the Board of Directors on July 31, 1997. Mr. Little's bonus is capped at 100% of his annual base salary. Before a change of control of the Company, (i) if Mr. Little terminates his employment with the Company for cause, or if the Company terminates Mr. Little's employment without cause, Mr. Little will receive two year's base salary as severance, and (ii) if Mr. Little terminates his employment with the Company without cause, or if the Company terminates Mr. Little's employment for cause, Mr. Little will not receive any severance payment. For a period of one year after a change of control of the Company, if Mr. Little terminates his employment with the Company for cause, or if the Company terminates Mr. Little's employment without cause, Mr. Little will receive three year's base salary as severance. For a period of 60 days after a change of control, Mr. Little may terminate his employment with the Company without cause and still receive three year's base salary as severance. If Mr. Little is terminated by the Company for cause, even after a change of control, Mr. Little will not receive any severance. On August 10, 1998, Mr. Little and the Company entered into a second amendment to the employment agreement, in which the Company agreed to pay Mr. Little such additional amounts as may be necessary to cover the taxes Mr. Little would have to pay on any "excess parachute payments" he is entitled to receive pursuant to his employment agreement.

     Byerlotzer Employment Agreement. The Company and Jim Byerlotzer, Senior Vice President and Chief Operating Officer of the Company, entered into an employment agreement effective July 1, 1998. The employment agreement provides for a two-year term that will expire on June 30, 2000. Mr. Byerlotzer's annual base salary during the term of the agreement is $150,000. Mr. Byerlotzer is eligible for a bonus from the Company, but such bonus is discretionary upon a determination by the Board of Directors. Before a change of control of the Company, (i) if Mr. Byerlotzer terminates his employment with the Company for cause, or if the Company terminates Mr. Byerlotzer's employment without cause, Mr. Byerlotzer will receive one year's base salary as severance, and (ii) if Mr. Byerlotzer terminates his employment with the Company without cause, or if the Company terminates Mr. Byerlotzer's employment for cause, Mr. Byerlotzer will not receive any severance payment. For a period of one year after a change of control, if the Company terminates Mr. Byerlotzer without cause, Mr. Byerlotzer will receive 18 months' salary as severance. For a period of two years after a change of control, if Mr. Byerlotzer terminates his employment with the Company for cause, he will receive one year's salary as severance. After a change of control, if Mr. Byerlotzer terminates his employment with the Company without cause, or if the Company terminates Mr. Byerlotzer's employment for cause, Mr. Byerlotzer will not receive any severance payment. On August 10, 1998, Mr. Byerlotzer and the Company entered into an amendment to the employment agreement, in which the Company agreed to pay Mr. Byerlotzer such additional amounts as may be necessary to cover the taxes Mr. Byerlotzer would have to pay on any "excess parachute payments" he is entitled to receive pursuant to his employment agreement.

     Stark Employment Agreement. The Company and P. Mark Stark, Chief Financial Officer of the Company, entered into an employment agreement effective April 1, 1998. The employment agreement provides for a two-year term that will expire on March 31, 2000. Mr. Stark's annual base salary is $120,000 for 1998 and $140,000 for 1999. Mr. Stark is eligible for a bonus from the Company, but such bonus is discretionary upon a determination by the Board of Directors. Before a change of control of the Company, (i) if Mr. Stark terminates his employment with the Company for cause, or if the Company terminates Mr. Stark's employment without cause, Mr. Stark will receive one year's base salary as severance, and (ii) if Mr. Stark terminates his employment with the Company without cause, or if the Company terminates Mr. Stark's employment for cause, Mr. Stark will not receive any severance payment. For a period of one year after a change of control, if the Company terminates Mr. Stark without cause, Mr. Stark will receive 18 months' salary as severance. For a period of two years after a change of control, if Mr. Stark terminates his employment with the Company for cause, he will receive one year's salary as severance. After a change of control, if Mr. Stark terminates his employment with the Company without cause, or if the Company terminates Mr. Stark's employment for cause, Mr. Stark will not receive any severance payment. On August 10, 1998, Mr. Stark and the Company entered into an amendment to the employment agreement, in which the Company agreed to pay Mr. Stark such additional amounts as may be necessary to cover the taxes Mr. Stark would have to pay on any "excess parachute payments" he is entitled to receive pursuant to his employment agreement.

     Eustace Employment Agreement. The Company and Joseph Eustace, Vice President of the East Texas/Gulf Coast Region, entered into an employment agreement effective April 1, 1996. The employment agreement provides for a three-year term that will expire on March 31, 1999. Mr. Eustace's annual base salary is $125,000 for the first year, increasing to $132,500 in the second year and to $140,000 in the third year. Mr. Eustace is eligible for a bonus from the Company, but such bonus is discretionary upon a determination by the Board of Directors. If Mr. Eustace's employment is terminated by the Company without cause, Mr. Eustace will receive one year's salary as severance. If Mr. Eustace's employment is terminated by the Company without cause during the 12-month period following a change of control of the Company, Mr. Eustace will receive 18 months' salary as severance. If Mr. Eustace terminates his employment with the Company for cause within 12 months of a change of control of the Company, Mr. Eustace will receive 12 months' salary as severance. If the Company terminates Mr. Eustace's employment for cause, Mr. Eustace is not entitled to any severance. On August 10, 1998, Mr. Eustace and the Company entered into an amendment to the employment agreement, in which the Company agreed to pay Mr. Eustace such additional amounts as may be necessary to cover the taxes Mr. Eustace would have to pay on any "excess parachute payments" he is entitled to receive pursuant to his employment agreement.

EMPLOYEE SEVERANCE PAY PLAN

     As of August 7, 1998, the Board of Directors adopted an Employee Severance Pay Plan ("Severance Plan"). The Severance Plan provides severance benefits to office employees and salaried employees, as those categories of employees are set forth in the Company's payroll records. The Severance Plan provides severance benefits only if the employee is a full-time employee. The Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer are entitled to receive benefits under the Severance Plan unless they are entitled to severance benefits from the Company through a separate agreement, in which case the separate agreement will control.

     Severance benefits are triggered if an employee is involuntarily terminated by the Company, or its successor, within 18 months after the Company undergoes a Change of Control (as defined in the Severance Plan), except if (a) the employee is terminated with cause, (b) the employee is terminated but is immediately offered a similar or equivalent position, with similar duties and with no decrease in base pay, and which is within commuting distance from the employee's principal residence, or (c) the employee is terminated due to the sale of the Company where the individual is immediately offered a similar or equivalent position, with similar duties and with no decrease in base pay, and which is within commuting distance from the employee's principal residence. The Severance Plan provides for severance benefits of one month's salary for each full year of service, except that the minimum amount of severance benefits which an eligible employee can receive is three months' salary. The Severance Plan cannot be modified by the new management of the Company for 18 months after a Change of Control. The Severance Plan will automatically terminate five years after the effective date of the Severance Plan if there has not been a Change of Control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of July 15, 1998 by (i) each director of the Company, (ii) each Named Executive Officer, (iii) each person known or believed by the Company to own beneficially 5% or more of the Common Stock, and (iv) all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power with respect to such shares.

                                                              NUMBER OF       PERCENT BENEFICIALLY
                  NAME OF BENEFICIAL OWNER                    SHARES(1)             OWNED(1)
                  ------------------------                    ---------       --------------------
Michael E. Little...........................................    295,197(2)             2.6%
Russell Banks...............................................     11,600(3)               *
J. Michael Bell.............................................     21,500(4)               *
James Byerlotzer............................................      3,486(5)               *
Joseph B. Eustace...........................................     87,530(6)               *
Michael R. Furrow...........................................      2,646(7)               *
Wm. Ward Greenwood..........................................     17,723(8)               *
Douglas D. Lewis............................................     23,933(8)               *
Paul E. McCollam............................................  1,267,334(9)            11.3%
Stephen F. Oakes............................................  1,263,034(10)           11.3%
Lawrence C. Petrucci........................................      9,100(11)              *
P. Mark Stark...............................................     17,803(12)              *
RIMCO Partners, L.P.
     RIMCO Partners, L.P. II
     RIMCO Partners, L.P. III
     RIMCO Partners, L.P. IV................................  1,280,234(13)           11.4%
          Resource Investors Management Company
          Limited Partnership, their general partner
RIMCO Associates, Inc., its general partner
22 Waterville Road
Avon, Connecticut 06001
Key Energy Group, Inc.......................................    820,500(14)            7.3%
All executive officers and directors as a group (12
  persons)..................................................  1,770,252(15)          15.34%

---------------
* Less than 1%

 (1) Shares of Common Stock that are not outstanding but that can be acquired by a person within 60 days upon exercise of an option or similar right are included in the number of shares beneficially owned and in computing the percentage for such person but are not included in the number of shares beneficially owned and in computing the percentage for any other person.

 (2) Includes immediately exercisable options to purchase 157,052 shares of Common Stock.

 (3) Includes immediately exercisable options to purchase 8,600 shares of Common Stock.

 (4) Includes immediately exercisable options for the purchase of 17,200 shares of Common Stock, and 4,300 shares of Common Stock owned by Mr. Bell's wife as to which Mr. Bell disclaims any beneficial ownership.

 (5) Includes immediately exercisable options to purchase 2,486 shares of Common Stock.

 (6) Includes immediately exercisable options to purchase 65,533 shares of Common Stock.

 (7) Includes 560 shares held by Michael R. Furrow's wife, Peggy H. Furrow.

 (8) Includes immediately exercisable options to purchase 17,200 shares of Common Stock.

 (9) Includes 1,250,134 shares of Common Stock beneficially owned by the RIMCO Parties and immediately exercisable options to purchase 17,200 shares of Common Stock. Mr. McCollam intends to direct to the RIMCO Parties the economic benefit of any options he has acquired in his capacity as a director of the Company. Mr. McCollam's address is c/o RIMCO Associates, Inc., 600 Travis Street, Suite 6875, Houston, Texas 77002.

(10) Includes 1,250,134 shares of Common Stock beneficially owned by the RIMCO Parties and immediately exercisable options to purchase 12,900 shares of Common Stock. Mr. Oakes intends to direct to the RIMCO Parties the economic benefit of any options he has acquired in his capacity as a director of the Company. Mr. Oakes' address is c/o RIMCO Associates, Inc., 22 Waterville Road, Avon, Connecticut 06001.

(11) Includes immediately exercisable options to purchase 8,600 shares of Common Stock.

(12) Represents immediately exercisable options to purchase shares of Common Stock.

(13) The RIMCO Parties are limited partnerships; the general partner of each is Resource Investors Management Company Limited Partnership, and its general partner is RIMCO Associates, Inc. Voting and investment power over the shares held by the RIMCO Parties is exercised by the managing directors of Resource Investors Management Company Limited Partnership, and by the officers and directors of RIMCO Associates, Inc. Messrs. McCollam and Oakes, directors of the Company, are managing directors of Resource Investors Management Company Limited Partnership. Includes immediately exercisable options to purchase 30,100 shares of Common Stock held by Messrs. McCollam and Oakes.

(14) The address of Key Energy Group is Two Tower Center, Twentieth Floor, East Brunswick, NJ 08816.

(15) Includes immediately exercisable options to purchase 338,760 shares of Common Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On November 1, 1994, the Company loaned Mr. Little, Chairman of the Board, President and Chief Executive Officer of the Company, $55,456, which amount bears interest at 7.5% per annum, provides for annual payments of interest and for one principal payment at the end of the six-year term of the note. The loan was made to enable Mr. Little to acquire 33,699 shares of Common Stock and is secured by those shares. In February 1996, the Company loaned Mr. Little $75,000, which amount bears interest at 7.5% per annum, provides for annual payments of interest and provides for one principal payment at the end of the six-year term of the note. This loan was made to enable Mr. Little to exercise options to acquire 32,250 shares of Common Stock and is secured by those shares. The maximum indebtedness from Mr. Little to the Company during the fiscal year ended March 31, 1998 was $134,374 and the balance due on that indebtedness as of July 15, 1998 was $135,580.

     See "Agreements Relating to Directors," in this Information Statement, for a discussion of the Voting Agreement.

     Gene Little, the father of Michael E. Little, serves as an operations consultant to the Company and received fees and expense reimbursements of approximately $54,450 in the fiscal year ended March 31, 1998.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     During the fiscal year ended March 31, 1998, based on a review of Forms 3 and 4 furnished to the Company during its most recent fiscal year and Forms 5 furnished to the Company with respect to its most recent fiscal year, Mike Furrow failed to make a timely filing of one Form 4 which was required to report one transaction involving the purchase of shares of Common Stock.

                                                                         ANNEX B

MORGAN STANLEY

                                                      MORGAN STANLEY & CO.
                                                      INCORPORATED
                                                      1585 BROADWAY
                                                      NEW YORK, NEW YORK 10036
                                                      (212) 761-4000

                                          August 11, 1998

Board of Directors
Dawson Production Services, Inc.
112 E. Pecan Street, Suite 1000
San Antonio, TX 78205

Members of the Board:

     We understand that Dawson Production Services, Inc. ("Dawson" or the "Company"), Key Energy Group, Inc. ("Key") and Midland Acquisition Corp., a wholly-owned subsidiary of Key, ("Midland") propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated August 11, 1998 (the "Merger Agreement") which provides, among other things, for (i) the commencement by Midland of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $.01 per share (the "Dawson Common Stock") of Dawson for $17.50 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Midland with and into Dawson. Pursuant to the Merger, Dawson will become a wholly owned subsidiary of Key, and each outstanding share of Dawson Common Stock, other than shares held in treasury or held by Key or any affiliate of Key or as to which dissenters' rights have been perfected, will be converted into the right to receive $17.50 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the consideration to be received by the holders of shares of Dawson Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Key and its affiliates).

     For purposes of the opinion set forth herein, we have:

       (i) reviewed certain publicly available financial statements and other information of the Company;

      (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

      (iii) analyzed certain financial projections prepared by the management of the Company;

      (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

       (v) reviewed the reported prices and trading activity for the Dawson Common Stock;

      (vi) compared the financial performance of the Company and the prices and trading activity of the Dawson Common Stock with that of certain other comparable publicly-traded companies and their securities;

      (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (viii) participated in discussions and negotiations among representatives of the Company, Key and their financial and legal advisors;

      (ix) reviewed the estimates of the fair market value of certain of the assets of the Company prepared by the management of the Company;

Board of Directors
August 11, 1998
Page  2

      (x) reviewed the draft Merger Agreement and certain related documents; and

      (xi) performed such other analyses as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company; however, we have reviewed the estimates referred to in (ix) above and have relied without independent verification upon such estimates for purposes of this opinion. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the Tender Offer.

     Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Dawson Common Stock is fair from a financial point of view to such holders (other than Key and its affiliates).

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:  /s/ Gordon E. Dyal
                                            ------------------------------------
                                          Gordon E. Dyal
                                            Managing Director

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